UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 12b-25

Notification of Late Filing

(Check One)	☐ Form 10-K ☐ Form 20-F ☐ Form 11-K ☒ Form 10-Q ☐ Form 10-D ☐ Form N-SAR ☐ Form N-CSR

For Period Ended: September 30, 2016

☐ Transition Report on Form 10-K
☐ Transition Report on Form 20-F
☐ Transition Report on Form 11-K
☐ Transition Report on Form 10-Q
☐ Transition Report on Form N-SAR

For the Transition Period Ended:

Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:

PART I - REGISTRANT INFORMATION

INFUSYSTEM HOLDINGS, INC.

Full Name of Registrant

Former Name if Applicable

31700 Research Park Drive

Address of Principal Executive Office (Street and Number)

Madison Heights, MI 48071

City, State and Zip Code

PART II—RULES 12b-25(b) AND (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate)

☐	(a)	The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;
(b)

The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, 11-K, Form N-SAR or Form N-CSR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q or subject distribution report on Form 10-D, or portion thereof, will be filed on or before the fifth calendar day following the prescribed due date; and

	(c)	The accountant’s statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

PART III - NARRATIVE

State below in reasonable detail the reasons why Form 10-K, 20-F, 11-K, 10-Q, 10-D, N-SAR, N-CSR, or the transition report or portion thereof, could not be filed within the prescribed period.

InfuSystem Holdings, Inc. (the “Company”) is unable to file its Quarterly Report on Form 10-Q for the period ended September 30, 2016, within the prescribed time period without unreasonable effort or expense due to the circumstances described below.

As previously disclosed in a Current Report on Form 8-K, the Audit Committee of the Board of Directors of the Company has concluded that the Company’s audited financial statements for the fiscal year ended December 31, 2015, and the Company’s unaudited financial statements for each of the fiscal quarters ended March 31, 2015 through June 30, 2016 (collectively, the “Financial Statements”) should no longer be relied upon. The Financial Statements contained an error related to an overstatement of estimated accounts receivable collections which in turn overstated revenues and pre-tax income by a corresponding amount. The Company announced in a Current Report on Form 8-K that it will amend its Annual Report on Form 10-K for the fiscal year ended December 31, 2015 and its Quarterly Reports on Form 10-Q for the periods ended March 31, 2016 and June 30, 2016 as soon as practicable. The Company is unable to file its Quarterly Report on Form 10-Q for the period ended September 30, 2016 within the prescribed time period because management of the Company is preparing the above-described filings. The Company will not file its Quarterly Report on Form 10-Q for the period ended September 30, 2016 until the above-described filings have been made.

PART IV - OTHER INFORMATION

(1) Name and telephone number of person to contract in regard to this notification.
Eric K. Steen (248) 291-1210 (Name) (Area Code) (Telephone Number)

(2)    Have all other periodic reports required under section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If the answer is no, identify report(s). |X| Yes | | No

(3)    Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof? |X| Yes | | No

If so: attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

The Company anticipates that there will be significant changes in revenue and pre-tax income for the nine months and quarter ended September 30, 2016 compared to the nine months and quarter ended September 30, 2015. Due to the pending restatement described in Part III above, the Company cannot provide a reasonable estimate of the anticipated change at this time.

InfuSystem Holdings, Inc.

(Name of registrant as specified in charter)

has caused this notification to be signed on its behalf by the undersigned thereunto duly authorized.

Date: November 15, 2016	By:	/s/ Eric K. Steen
Eric K. Steen
President and Chief Executive Officer